CONFIDENTIAL TREATMENT REQUESTED

BY FASTLY, INC.: FASTLY-0002

Seth J. Gottlieb

+1 650 843 5864

sgottlieb@cooley.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[CONFIDENTIAL***]”.

April 29, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Jeff Kauten, Staff Attorney
Craig Wilson, Senior Assistant Chief Accountant
David Edgar, Staff Accountant

Re:	Fastly, Inc.
Registration Statement on Form S-1
Submitted April 19, 2019
File No. 333-230953

Ladies and Gentlemen:

On behalf of Fastly, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 24, 2019 with respect to the Company’s Registration Statement on Form S-1, filed on April 19, 2019 (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has sent to the Commission a separate copy of this letter, marked to show the portions redacted from the version confidentially submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5864 rather than rely on the U.S. mail for such notice.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED

BY FASTLY, INC.: FASTLY-0002

United States Securities and Exchange Commission

April 29, 2019

Page Two

Registration Statement on Form S-1 filed April 19, 2019

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Key Business Metrics

Dollar-Based Net Expansion Rate, page 68

1.

In your revised disclosure you state that customers tend to increase their usage of your platform in their second year, which is typically followed by more modest increases in usage, if any, in ensuing years. Please revise to explain in further detail how this tendency specifically impacted your DBNER in 2017 and 2018, such as the numbers of customers used in the 2016 and 2017 base period computations. In addition, please address why your customer numbers are growing in 2018 over 2017, while DBNER for 2018 is falling from the 2017 DBNER.

In response to the Staff’s comment, the Company will revise the disclosure on page 68 of the Registration Statement to add the bolded language below:

“Our ability to generate and increase our revenue is dependent upon our ability to increase the number of new customers and increase the usage of our platform and increase the purchase of additional products by our existing customers. We track our performance in this area by measuring our DBNER. Our DBNER increases when customers increase their usage of our platform or purchase additional products and declines when they reduce their usage, benefit from lower pricing on their existing usage or curtail their purchases of additional products. We believe DBNER is a key metric in measuring the long-term value of our customer relationships and our ability to grow our revenue through increased usage of our platform and purchase of additional products by our existing customers. However, our calculation of DBNER indicates only expansion among continuing customers and does not indicate any decrease in revenue attributable to former customers, which may differ from similar metrics of other companies. We calculate DBNER by dividing the revenue for a given period from customers who remained customers as of the last day of the given period (current period) by the revenue from the same customers for the same period measured one year prior (base period). The revenue included in the current period excludes revenue from (i) customers that churned after the end of the base period and (ii) new customers that entered into a customer agreement after the end of the base period. For example, to calculate our DBNER for the year ended December 31, 2018, we divided (i) revenue for the 12 months ended December 31, 2018, from customers that entered into a customer agreement prior to January 1, 2018, and that remained customers as of December 31, 2018, by (ii) revenue for the 12 months ended December 31, 2017 from the same set of customers.

For the years ended December 31, 2017, December 31, 2018, and the three months ended March 31, 2018 and March 31, 2019 our DBNER was 147.3%, 132.0%, 140.3%, and 130.4%, respectively. As described above, our customers tend to increase their usage of our platform in their second year, which is typically followed by more modest increases in usage, if any, in ensuing years. For example, the DBNER for the 2016 Cohort was 359.7% for the year ended December 31, 2017. However, the DBNER for the 2016 Cohort was 168.0% for the year ended December 31, 2018, which generally represents their third year as a customer, depending on when they entered into a customer agreement. While DBNER may fluctuate from quarter to quarter based on, among other things, the timing associated with new customer accounts, we expect our DBNER to continue to decrease as customers that have used our platform for more than two years become a larger portion of both our overall customer base and the revenue that we use to calculate DBNER.”

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED

BY FASTLY, INC.: FASTLY-0002

United States Securities and Exchange Commission

April 29, 2019

Page Three

We supplementally advise the Staff that the growth in new customers in 2018 did not impact the DBNER for 2018 because, as described on page 68 of the Registration Statement, DBNER does not include revenue from “new customers that entered into a customer agreement after the end of the base period” (i.e., after December 31, 2017).

Critical Accounting Policies and Estimates

Common Stock Valuation, page 81

2.

In your response to prior comment 2 you noted differences in the sets of comparable companies, as well as selections of revenue multiples, used by the lead underwriters and your third-party valuation firm. Please provide us with a complete analysis of the comparable companies and revenue multiples used in the February 28, 2019 valuation and in the determination of your preliminary IPO price range.

We supplementally advise the Staff that, as described in our letter to the Staff dated April 19, 2019 (the “Prior Response Letter”), the Company’s preliminary IPO price range (“Preliminary Price Range”) was determined by current market conditions, the Company’s financial condition and prospects, the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth technology companies.

Both the third-party valuation report dated February 28, 2019 (the “February 2019 Valuation Report”) and the data points that informed the Preliminary Price Range (the “IPO Valuation”) compared the Company’s performance with the performance of comparable companies. The following table shows the revenue multiples of the comparable companies that were included in (i) the February 2019 Valuation Report, (ii) the IPO Valuation, or (iii) both (i) and (ii):

Company	Last Twelve Months Revenue	Next Fiscal Year Revenue	Calendar Year (2019)	Calendar Year (2020)	Inclusion as a Comparable Company
Alteryx	18.80	13.63	—	—	February 2019 Valuation Report
Brightcove	1.80	1.75	—	—	February 2019 Valuation Report
Citrix	5.10	4.92	—	—	February 2019 Valuation Report
F5 Networks	4.36	4.28	—	—	February 2019 Valuation Report
Internap	2.53	2.45	—	—	February 2019 Valuation Report
Limelight	1.58	1.45	—	—	February 2019 Valuation Report
Radware	4.80	4.41	—	—	February 2019 Valuation Report
VMware	8.02	7.27	—	—	February 2019 Valuation Report

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED

BY FASTLY, INC.: FASTLY-0002

United States Securities and Exchange Commission

April 29, 2019

Page Four

Akamai	4.38	4.18	4.33	4.05	Both
MongoDB	20.65	15.87	25.55	19.35	Both
New Relic	14.10	13.22	10.38	8.24	Both
Proofpoint	8.86	7.27	8.28	6.84	Both
Splunk	11.04	9.19	9.83	8.05	Both
Twilio	23.03	13.93	16.14	12.22	Both
Zscaler	24.72	22.09	26.90	20.54	Both
Atlassian	—	—	20.08	15.88	IPO Valuation
Okta	—	—	24.41	18.63	IPO Valuation
Elastic	—	—	22.33	16.80	IPO Valuation
Pivotal	—	—	6.47	5.27	IPO Valuation

We note that the February 2019 Valuation Report used last twelve months (“LTM”) and next fiscal year (“NFY”) revenue multiples, while the IPO Valuation used calendar year revenue multiples for 2019 and 2020. Based on the data above, the median revenue multiples of the companies used in the valuations are as follows:

	LTM Revenue Median	NFY Revenue Median	Calendar Year (2019) Median	Calendar Year (2020) Median	Overall Median
February 2019 Valuation Report	4.58	4.35	—	—	4.46
Both	14.1	13.22	10.38	8.24	11.80
IPO Valuation	—	—	21.21	16.34	18.77

As described in the Prior Response Letter, the February 2019 Valuation Report selected revenue multiples between the lower quartile and median multiples of the comparable companies, citing the Company’s lower operating margins and greater risk due to its smaller size and product and geographic concentration. On the other hand, the IPO Valuation determined that the Company’s valuation is higher than some companies in the same or similar lines of business due to the Company’s higher growth rate, efficient business model, influence within the developer community and promising market opportunity. With this in mind, the revenue multiples of the companies used in the IPO Valuation were, overall, significantly higher than those in the February 2019 Valuation Report.

In addition, the IPO Valuation considered the recent market demand for IPOs of technology companies, particularly enterprise software companies. The table below shows the percentage increase or decrease, as the case may be, in the trading prices of high-growth software companies that have recently gone public. Companies in bold were included as comparable companies in the IPO Valuation.

Company	IPO Date	Pricing	4/26/19 Closing Price	% Change from Pricing to 4/26/19 Closing Price
Anaplan	10/12/18	$17.00	$38.81	128.3%
Docusign	4/27/18	$29.00	$57.26	97.4%
Elastic	10/5/18	$36.00	$86.55	140.4%
PagerDuty	4/11/19	$24.00	$43.20	80.0%
Pivotal	4/20/18	$15.00	$21.35	42.3%
Zoom	4/18/19	$36.00	$66.22	83.9%
Zscaler	3/16/18	$16.00	$66.94	318.4%
Zuora	4/12/18	$14.00	$21.35	52.5%

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED

BY FASTLY, INC.: FASTLY-0002

United States Securities and Exchange Commission

April 29, 2019

Page Five

Finally, as described in the Prior Response Letter, the February 2019 Valuation Report applied a weighting of 50% towards an IPO scenario and a discount for lack of marketability (“DLOM”) of 10%, which, together, reduced the fair value from $6.044 to $5.01 per share. No DLOM was applied to the IPO Valuation, and of course, an IPO was the only scenario considered in the analysis.

The Company further supplementally advises that Staff that, with respect to the equity awards made on (i) February 11, 2019 in reliance on a third-party valuation report dated December 31, 2018 and (ii) April 4, 2019 in reliance on the February 2019 Valuation Report, for financial reporting purposes, the Company retroactively assessed the fair value used for computing stock based compensation using a straight-line methodology to interpolate the estimated fair value based on the mid-point of the preliminary price range, or [***] per share. An updated summary of equity awards is set forth below for the Staff’s reference:

Grant Date	Number of Shares of Common Stock Underlying Stock Options Granted	Exercise Price Per Share of Common Stock	Deemed Fair Value Per Share of Common Stock for Financial Accounting Purposes
February 11, 2019	2,912,500	$4.12	$5.1562
April 4, 2019	992,625	$5.01	$6.4391

*            *              *

Please contact me at (650) 843-5864 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

CONFIDENTIAL TREATMENT REQUESTED

BY FASTLY, INC.: FASTLY-0002

United States Securities and Exchange Commission

April 29, 2019

Page Six

Sincerely,

Cooley LLP

/s/ Seth J. Gottlieb
Seth J. Gottlieb

cc:	Adriel Lares, Fastly, Inc.
Paul Luongo, Fastly, Inc.
Mark P. Tanoury, Cooley LLP
Jon C. Avina, Cooley LLP
Kate L. Nichols, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

Fastly, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.